FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

February 7, 2011

VIA FAX-202-772-9202

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
September 30, 2010
File No. 000-53871

Pursuant to your conversation with our counsel on February 3, 2011, we provide the following:

Management’s Annual Report on Internal Control over Financial reporting, page 29

1.
“You define internal control over financial reporting in the first paragraph, second sentence. Please revise to state that internal control over financial reporting includes the policies and procedures set forth in Exchange Act Rule 13a-15(f)(1)-(3).”

In all future filings of our Forms 10K, we will amend the disclosure in question as follows:

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f)(1)-(3) under the Securities Exchange Act of 1934, as amended). ~~Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.~~

Certain Relationships and Related Transactions and Director Independence, page 37

2.
“Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the loans from Max Weissengruber and D. Brian Robertson to you for each of your last two fiscal years. See Instruction 2 to Item 404(d) of Regulation S-K.”

In future filings we will include the information required by Instruction 2 to Item 404(d) of Regulation S-K.  For example, in our Form 10-K for the year ended December 31, 2009, we should have included the following information:

For year ended December 31, 2009
Name	largest aggregate amount of principal outstanding	amount thereof outstanding as of the latest practicable date(1)	amount of principal paid during the periods		rate or amount of interest payable
Max Weissengruber
2009	$234,907	$30,187	$240,000	(1)	51/4% imputed interest
2008	$324,198	$96,541	$285,000	(2)	51/4% imputed interest
D. Brian Robertson
2009	$108,681	$77,116	$135,000	(1)	51/4% imputed interest
2008	$307,563	$71,416	$275,000	(2)	51/4% imputed interest

(1)
On August 19, 2009, the Company entered into a debt settlement and subscription agreement, whereby the Company issued 25,000,000 shares of Class A common stock at a fair value of $0.015 per share in consideration of the settlement of $375,000 owing to Max Weissengruber and D. Brian Robertson.

(2)
On August 15, 2008, the Company entered into a debt settlement and subscription agreement, whereby the Company issued 11,200,000 shares of Class A common stock at a fair value of $0.05 per share in consideration of the settlement of $560,000 owing to Max Weissengruber and D. Brian Robertson.

We confirm that we will comply with the comments in all future filings, where applicable.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We look forward to any further comments you may have with respect to our response above.  Should you have any questions, please do not hesitate to contact me directly at (416) 490-0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

Per:  /s/ Max Weissengruber
          Max Weissengruber
        President & CEO

cc:   Charles Lee, SEC Staff Lawyer
        Kari Richardson, Bacchus Law Corporation

2